EXHIBIT 99.1

Royal & Sun Alliance Insurance Group plc

Ordinary Shares of 27.5p each

The directors will recommend to the Annual General Meeting to be held on 28 May 2004, that a final dividend of 2.9p per ordinary share be paid on 3 June 2004. The dividend will be paid to holders of ordinary shares on the register at the close of business on 19 March 2004. The ex-dividend date will consequently be 17 March 2004.

7.375% Cumulative Irredeemable Preference Shares of £1 each

The preferential dividend at the rate of 3.6875% in respect of the six months ended 31 March 2004 will be paid on 1 April 2004 in accordance with the terms of issue to holders of preference shares on the register at the close of business on 19 March 2004. The ex-dividend date will consequently be 17 March 2004.

–ENDS–

Enquiries to:

Jackie Fox

Tel: +44 (0)20 7569 6042